UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

Mercury Air Group, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

589354406

(CUSIP NUMBER)

September 16, 2005

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 589354406	13G

1	NAME OF REPORTING PERSONS 1.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Behrooz Ghorbanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 120,663
6 SHARED VOTING POWER 6,000
7 SOLE DISPOSITIVE POWER 120,663
8 SHARED DISPOSITIVE POWER 6,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,663
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.28%
12	TYPE OF REPORTING PERSON* IN and OO

*	See Item 4 below.

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Item 1(a)	Name of Issuer:

Mercury Air Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5456 McConnell Ave., Los Angeles, CA 90066

Item 2(a)	Name of Person Filing:

Behrooz Ghorbanian

Item 2(b)	Address of Principal Business Office or, if None, Residence:

P.O. Box 1282, Warwick, NY 10990

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01

Item 2(e)	CUSIP Number:

589354406

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4	Ownership

The reporting person has sole voting and dispositive power with respect to 120,663 shares as (1) the beneficiary of two retirement accounts holding an aggregate of 109,916 shares and (2) as managing partner and sole member of an LLC holding 10,747 shares. The reporting person has shared voting and dispositive power with respect to 6,000 shares held in a joint account by the reporting person and his spouse.

(a) Amount Beneficially Owned: 126,663

(b) Percent of Class: 5.28%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote - 120,663

(ii) shared power to vote or to direct the vote - 6,000

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(iii) sole power to dispose or to direct the disposition of - 120,663

(iv) shared power to dispose or to direct the disposition of - 6,000

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated: March 20, 2006

/s/ Behrooz Ghorbanian
Behrooz Ghorbanian

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